JONES APPAREL GROUP, INC.
1411 BROADWAY, NEW YORK, NEW YORK 10018

July 19, 2010

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Attention: John Reynolds, Asst. Director
                 Jamie Kessel
                 Angela Halac
                 Edwin S. Kim
                 Pamela Howell

Re:	Jones Apparel Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 16, 2010 Definitive Proxy Statement on Schedule 14A Filed April 12, 2010 File No. 001-10746

Ladies and Gentlemen:

        On behalf of Jones Apparel Group, Inc., a Pennsylvania corporation ("we," "Jones" or the "Company"), we hereby submit the following in response to the comment letter dated July 14, 2010, received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), concerning the Company's above-referenced periodic filings.

        To assist in your review, the Company's responses follow the sequentially numbered comments in your letter. The text of your comments appears in bold, and our responses to those comments immediately follow. In addition, we have included as Appendix A to this letter the revisions to the disclosure that we propose to incorporate in future filings in response to the first and third comments in your letter, marked to reflect changes from the corresponding disclosure in our Form 10-K filed on February 16, 2010.

Mr. John Reynolds
Mr. Edwin S. Kim
Mr. Jamie Kessel
Ms. Angela Halac
Ms. Pamela Howell
Securities and Exchange Commission
July 19, 2010

Form 10-K filed on February 16, 2010

Management's Report on Internal Controls Over Financial Reporting, page 52

1.	Please confirm that in future filings you will revise your disclosure to include language regarding management's responsibility for establishing and maintaining adequate internal controls over financial reporting in accordance with Item 308(a)(1) of Regulation S-K.

        In our future filings, we will revise the first sentence of Management's Report on Internal Controls Over Financial Reporting to specifically state that management is responsible for establishing and maintaining adequate internal controls over financial reporting.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Summary of Accounting Policies
Inventories and Cost of Sales, page 60

2.	It appears from your disclosure that the costs associated with your distribution functions are recorded in SG&A. In order to enhance an investor's understanding of these expenses, please confirm in future Exchange Act filings you will disclose the amount incurred in each year for which financial statements are presented.

        In our future filings, we will expand the disclosure as requested.

Item 9A. Controls and Procedures, page 93

3.	We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Given this qualification, please confirm that in future filings your disclosure will be revised to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level or the reference to reasonable assurance could be removed from the disclosure.

        In our future filings, we will revise our disclosure to specifically state that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their

Mr. John Reynolds
Mr. Edwin S. Kim
Mr. Jamie Kessel
Ms. Angela Halac
Ms. Pamela Howell
Securities and Exchange Commission
July 19, 2010

objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective in providing that reasonable assurance.

Exhibits

4.	We note a number of your material agreements filed as exhibits to your annual report omit various schedules, exhibits, annexes, and/or appendixes: Exhibits 10.16, 10.18, 10.34, 10.35, 10.36, 10.37, and 10.40. Please file these exhibits in their entirety with all schedules, exhibits, annexes, and/or appendices in your next periodic report as required by Item 601(b)(10) of Regulation S-K, or advise.

        We will file the exhibits listed above in their entirety under Item 9.01 of a Current Report on Form 8-K to be filed prior to or concurrently with our next Quarterly Report on Form 10-Q.

        The Company hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope that you will find our responses to the comments of the Commission's staff satisfactory. If further information regarding any aspect of this response letter is required, please contact the undersigned at (212) 703-9152 or Ira M. Dansky, Executive Vice President and General Counsel, at (212) 536-9526.

Very truly yours, /s/ John T. McClain John T. McClain Chief Financial Officer

Appendix A

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

February 16, 2010

To the Stockholders of Jones Apparel Group, Inc.

        The management of Jones Apparel Group, Inc. is responsible for establishing and maintaining adequate internal controls over financial reporting. Our management is also responsible for the preparation, integrity, objectivity and fair presentation of the financial statements and other financial information presented in this report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect the effects of certain judgments and estimates made by management.

        In order to ensure that our internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for our financial reporting as of December 31, 2009. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, referred to as COSO. Our assessment included the documentation and understanding of our internal control over financial reporting. We have evaluated the design effectiveness and tested the operating effectiveness of internal controls to form our conclusion.

        Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that pertain to maintaining records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets, providing reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, assuring that receipts and expenditures are being made in accordance with authorizations of our management and directors and providing reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Based on this assessment, the undersigned officers concluded that our internal controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings and that information required to be disclosed by us in these periodic filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that our internal controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

        The Audit Committee of our Board of Directors, which consists of independent, non-executive directors, meets regularly with management, the internal auditors and the independent accountants to review accounting, reporting, auditing and internal control matters. The committee has direct and private access to both internal and external auditors.

        BDO Seidman, LLP, the independent registered public accounting firm who audits our financial statements, has audited our internal control over financial reporting as of December 31, 2009 and has expressed an unqualified opinion thereon.

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ITEM 9A. CONTROLS AND PROCEDURES

        As required by Exchange Act Rule 13a-15(b), we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report.

        The purpose of disclosure controls is to ensure that information required to be disclosed in our reports filed with or submitted to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure. The purpose of internal controls is to provide reasonable assurance that our transactions are properly authorized, our assets are safeguarded against unauthorized or improper use and our transactions are properly recorded and reported to permit the preparation of our financial statements in conformity with generally accepted accounting principles.

        Our management does not expect that our disclosure controls or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable rather than absolute assurance that the objectives of the control system are met. The design of a control system must also reflect the fact that there are resource constraints, with the benefits of controls considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud (if any) within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that simple errors or mistakes can occur. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

        Our internal controls are evaluated on an ongoing basis by our Internal Audit department, by other personnel in our organization and by our independent auditors in connection with their audit and review activities. The overall goals of these various evaluation activities are to monitor our disclosure and internal controls and to make modifications as necessary, as disclosure and internal controls are intended to be dynamic systems that change (including improvements and corrections) as conditions warrant. Part of this evaluation is to determine whether there were any significant deficiencies or material weaknesses in our internal controls, or whether we had identified any acts of fraud involving personnel who have a significant role in the our internal controls. Significant deficiencies are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in the financial statements; material weaknesses are particularly serious conditions where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and not be detected within a timely period by employees in the normal course of performing their assigned functions.

        Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that both our disclosure controls and procedures and our internal controls and procedures are designed to provide and are effective in providing reasonable assurance in timely alerting them to material information required to be included in our periodic SEC filings and ensuring that information required to be disclosed by us in these periodic filings is recorded, processed, summarized and reported within the

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time periods specified in the SEC's rules and forms and that our internal controls are effective in ensuring that our financial statements are fairly presented in conformity with generally accepted accounting principles.

        We have made changes to our internal controls and procedures over financial reporting to address the implementation of SAP, an enterprise resource planning ("ERP") system. We began the process of implementing SAP throughout Jones Apparel Group, Inc. and our consolidated subsidiaries in 2006. SAP will integrate our operational and financial systems and expand the functionality of our financial reporting processes. During the fourth fiscal quarter of 2009, no additional businesses were converted to this system. We have adequately controlled the transition to the new processes and controls, with no negative impact to our internal control environment. We expect to continue the implementation of this system to all locations over a multi-year period. As the phased roll out occurs, we will experience changes in internal control over financial reporting each quarter. We expect this ERP system to further advance our control environment by automating manual processes, improving management visibility and standardizing processes as its full capabilities are utilized.

Management's Annual Report on Internal Control Over Financial Reporting

        Management's report on Internal Control Over Financial reporting appears on page 52. Our independent registered public accounting firm, BDO Seidman, LLP, has issued an audit report on our internal control over financial reporting, which appears on page 53.

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